UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XsunX, Inc.

(Name of Issuer)

Common Stock, no par value per share

Series A Preferred Stock, Par value $.01 per share

(Title of Class of Securities)

98385L 10 2

(CUSIP Number)

Tom M. Djokovich,

Chief Executive Officer & Director

65 Enterprise

Aliso Viejo, CA 92656

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(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SCHEDULE 13D

CUSIP No. 98385L 10 2
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Tom M. Djokovich, officer and director of XsunX, Inc. (“the Company”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF & OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with Power	7	SOLE VOTING POWER 14,493,000 shares (a)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 14,493,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
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AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            14,493,000

(a)     Mr. Djokovich, an officer and director of XsunX holds 425,000 shares of common stock directly and 14,068,000 beneficially through the Djokovich Limited Partnership. Mr. Djokovich shares voting and dispositive power with respect to these shares with his wife. In addition, Mr. Djokovich holds directly 5,000 shares of XsunX’s Series A Preferred Stock which have a voting equivalent of 60% of XsunX’s issued and outstanding common stock.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             63.85%

Based upon 375,597,295 shares of common stock issued and outstanding on June 28, 2013 and the Series A Preferred Stock have a voting equivalent of 60% of XsunX’s issued and outstanding common stock.

14		TYPE OF REPORTING PERSON (See Instructions) IN

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ITEM 1. SECURITY AND ISSUES.

This statement on Schedule 13D relates to the acquisition of beneficial ownership of Series A Preferred Stock of XsunX, Inc. (hereinafter the "Company"), of which Reporting Person purchased 5,000 shares of Series A Preferred Stock from Company on June 28, 2013. Such shares are the subject of this report. The address of the Company’s principal office is 65 Enterprise, Aliso Viejo, CA 92656.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: ("Reporting Person")

TOM M. DJOKOVICH, President ,Chief Executive Officer and Director XsunX, Inc. since September 30, 2003.

(b)	Address: 65 Enterprise, Aliso Viejo, CA 92656 (Business Address)

(c)	Occupation: Mr. Djokovich has served as an officer and director of XsunX since September 30, 2003.

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

(e)	The reporting person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

(f)	Citizenship: USA

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

Mr. Djokovich was issued the shares in exchange for $1, cash, and the contribution of services to the Company, as approved by the XsunX’s Board of Directors.

ITEM 4. PURPOSE OF THE TRANSACTION.

Mr. Djokovich is the direct holder of 425,000 common shares and beneficial holder of 14,068,000 common shares held by Djokovich Limited Partnership of the Company and as such has the ability to vote the shares. Mr. Djokovich is the direct holder of 5,000 shares of XsunX’s Series A Preferred Stock, which have a voting right equivalent to 60% of the Company’s issued and outstanding common stock. In addition, Mr. Djokovich is both an officer and director of the Company. Mr. Djokovich intends to and may influence the following corporate activities:

(a)	The acquisition by any person of additional securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	Not Applicable;
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(d)	A change in the present board of directors or management of the Company, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e)	A material change in the present capitalization of Company;

(f)	Any other material change in Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Not Applicable;

(i)	Not Applicable; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of the Company’s common stock reported below is based on the statement that there are 375,597,295 shares of the Company’s common stock issued and outstanding at June 28, 2013.

(a) Reporting Person beneficially owns or may be deemed to beneficially own shares of common and preferred stock of the Company as follows:

Holder	Number of Common Shares	Number of Series A Preferred Shares	Beneficial Ownership Percentage (i)
Tom M. Djokovich (ii)	425,000	5,000	60.12%
Djokovich Limited Partnership (iii)	14,068,000	-0-	3.73%
Total	14,493,000	5,000	63.85%

(i)	Based upon 375,597,295 shares of the Company’s common stock and the 5,000 shares of Series A Preferred Stock have a voting equivalent of 60% of the issued and outstanding common stock.
(ii)	Mr. Djokovich holds 425,000 shares of common stock directly and Mr. Djokovich holds the 5,000 shares of Series A Preferred Stock directly.
(iii)	Mr. Djokovich holds 14,068,000 beneficially through the Djokovich Limited Partnership.

(b) For information regarding the number of shares of the Company’s common stock to which the reporting person holds or shares or may be deemed to hold, reference is made to Items (7) - (12) of the cover page for this statement on Schedule 13D.

(c) Other than the purchases as set forth herein, there have been no other transactions in shares of the Company’s common stock effected by the reporting person during the past 60 days.

(d) Reporting Person has sole power to vote and dispose of 425,000 shares of common stock of the Company which constitute .12% of the issued and outstanding shares as of this date, and shared dispositive and

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voting power over 14,068,000 shares as a beneficial owner of the Djokovich Limited Partnership which constitute 3.73% of the issued and outstanding shares as of this date. Reporting Person has sole power to vote and dispose of 5,000 shares of Series A Preferred Stock of the Company which constitute 50% of the issued and outstanding shares of Series A Preferred Stock as of this date.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting person has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of the Company, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Certificate of Designation of Series A Preferred Stock incorporated by reference from the Current Report on Form 8-K filed by XsunX with the Securities and Exchange Commission on July 2, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2013	By:	/s/ Tom M. Djokovich

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